SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 16, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PROVALIS PLC

Interim Results : Web Cast Notification

Monday 23 February 2004

On behalf of our client Provalis plc, we would like to notify investors that running simultaneously to the briefing at 10.00 am there will be a live web cast of the results presentation. The results, to be announced on Monday 23 February 2004, are for the six months ended 31 December 2003.

To connect to the web cast facility please go to the following internet address approximately 10 minutes (09:50am) before the start of the briefing: http://radio.buchanan.uk.com.

This presentation will also be available on the Provalis website later that day at: www.provalis.com.

Meetings scheduled for the day are :

Analysts :	10.00am
Press :	11.30am
Private Client Broker Lunch	12.45pm

Both meetings and the lunch will be held at Buchanan Communications, 107 Cheapside, London EC2V 6DN.

For further information or any problems please contact:

Lisa Baderoon
Buchanan Communications	Tel: +44 (0)20 7466 5000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 16, 2004